UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                            UNUMProvident Corporation
                            -------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   91529Y 10 6
                                 --------------
                                 (CUSIP Number)

                                December 31, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [X]      Rule 13d-1(c)

 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)




                                Page 1 of 5 Pages

CUSIP No.    91529Y 10 6


1   Name of Reporting Person:  Charlotte M. Heffner
    I.R.S. Identification No. of above person (entities only):  Not Applicable

2   Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                                                                         (b) [X]

3   SEC Use Only

4   Citizenship or Place of Organization:  United States


     NUMBER OF      5   Sole Voting Power:  2,159,943 shares*
      SHARES
   BENEFICIALLY     6   Shared Voting Power: 11,958,114 shares
     OWNED BY
       EACH         7   Sole Dispositive Power:  676,045 shares*
     REPORTING
      PERSON        8   Shared Dispositive Power:  13,532,152 shares
       WITH

9   Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                              14,208,197 shares*

10  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                         (See Instructions): [X]

11  Percent of Class Represented by Amount in Row (9):  5.9%**

12  Type of Reporting Person:     IN


-------------------

          *Including 7,811 shares issuable upon exercise of options.

          **This is a percentage of the sum of (1) the 241,527,771 shares of Common Stock which the Issuer's transfer agent has advised the Reporting Person were outstanding on December 31, 2002, and (2) the 7,811 shares issuable upon exercise of options by the Reporting Person.



                                Page 2 of 5 Pages

Item 1.

(a)  Name of Issuer: UNUMProvident Corporation

(b)  Address of Issuer's Principal Executive Offices:     2211 Congress Street
                                                          Portland, Maine  04122

Item 2.

(a)  Name of Person Filing: Charlotte M. Heffner

(b)  Address of Principal Business
     Office or, if none, Residence:   1991 West Paces Ferry Road, N.W.
                                      Atlanta, Georgia  30327-2515

(c)  Citizenship:      United States

(d)  Title of Class of Securities:      Common Stock, par value $.10 per share

(e)  CUSIP Number:  91529Y 10 6

Item 3.

         Not applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned (as of December 31, 2002):  14,208,197 shares*

(b)  Percent of class: 5.9%**

-------------------

          *Including 7,811 shares issuable upon exercise of options.

          **This is a percentage of the sum of (1) the 241,527,771 shares of Common Stock which the Issuer's transfer agent has advised the Reporting Person were outstanding on December 31, 2002, and (2) the 7,811 shares issuable upon exercise of options by the Reporting Person.



                                Page 3 of 5 Pages

(c)  Number of shares as to which the person has:

     (i)   sole power to vote or to direct the vote: 2,159,943 shares*

     (ii)  shared power to vote or to direct the vote: 11,958,114 shares

     (iii) sole power to dispose or to direct the disposition of:
                                                                 676,045 shares*

     (iv)  shared power to dispose or to direct the disposition of:
                                                               13,532,152 shares

     Certain members of the Maclellan family, including Charlotte M. Heffner and trusts and charitable organizations affiliated with them, have been prominent in the stock ownership and management of the Issuer and certain of its predecessor companies since 1887. Mrs. Heffner hereby disclaims that she and other members of the Maclellan family constitute a "group" of beneficial owners of Common
Stock as such term is used in Section 13(d) of the Securities Exchange Act and the rules and regulations of the Securities and Exchange Commission thereunder.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable. See Item 4.

Item 9.  Notice of Dissolution of Group

         Not applicable.

-------------

          *Including 7,811 shares issuable upon exercise of options.



                                Page 4 of 5 Pages

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 12, 2003


                                                     /s/Charlotte M. Heffner
                                                     -----------------------
                                                     Charlotte M. Heffner



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